Exhibit (a)(1)

Mercury Air Group, Inc. Special Committee Evaluates Proposed Reverse/Forward Split; Subsequent Deregistration Contemplated

via COMTEX

Mar 8, 2005 7:29:00 PM

LOS ANGELES, March 8, 2005 /PRNewswire-FirstCall via COMTEX/ —

Mercury Air Group, Inc. (Amex: MAX) today announced that a special committee of its Board of Directors, comprised of two independent directors, is in the process of evaluating a proposed reverse/forward stock split. The proposal contemplates an amendment to Mercury’s certificate of incorporation, which, if approved by its Board of Directors and stockholders, would result in a reverse stock split of Mercury’s common stock in such a ratio as to reduce the number of stockholders of record from its current level of approximately 331 to less than 300.

Under Mercury’s proposal, holders of less than a specified number of shares prior to the reverse stock split who would otherwise be entitled to receive fractional shares as a result of the reverse stock split, would instead receive a cash payment for those shares. It is anticipated that less than 200,000 shares will be repurchased for cash as a result of the reverse split. Under Mercury’s proposal, the payment for the fractional shares is expected to be between $3.75 and $4.25 per pre-reverse split share.

The special committee has appointed a financial adviser to advise it concerning valuation and liquidity issues relating to the reverse stock split. The reverse stock split and the price to be paid for fractional shares will be subject to amendments of Mercury’s current credit agreement, the special committee’s deliberation and recommendation of the reverse stock split to the full Board of Directors and the approval by Mercury’s Board of Directors and stockholders. Holders of a number of shares in excess of the designated exchange ratio prior to the reverse stock split will continue to be stockholders after the reverse stock split and will not be entitled to have such shares repurchased. It is contemplated that immediately following the reverse stock split there will be a forward stock split in the same ratio, so that stockholders owning a number of shares above the designated number will continue to own the same number of shares as they did prior to the reverse stock split.

If the reverse split were affected as planned, Mercury would have fewer than 300 stockholders of record. If that is the case, Mercury would deregister its common stock under the Securities Exchange Act of 1934, Mercury’s common stock would no longer be traded on the American Stock Exchange, and Mercury would be relieved of the previous cost estimates associated with implementing the Section 404 internal controls provisions of the Sarbanes-Oxley Act of 2002. In its quarterly report on Form 10-Q for the period ended December 31, 2004, Mercury estimated that such compliance costs could exceed $2.5 million.

Although Mercury’s shares no longer will be quoted on the American Stock Exchange, Mercury expects that its common stock will trade in the over-the-counter (OTC) market and will be quoted on the Pink Sheets. The Pink Sheets is a provider of pricing and financial information for OTC securities. It is a centralized quotation service that collects and publishes market maker quotes in real time primarily through its website, www.pinksheets.com, which provides stock and bond price quotes, financial news and information about securities traded.

No assurance can be given that any transaction will take place on these or any other terms or that the Company’s stock will be quoted on the Pink Sheets.

About Mercury Air Group

Los Angeles-based Mercury Air Group (Amex: MAX) provides aviation petroleum products, air cargo services and transportation, and support services for international and domestic commercial airlines, general and government aircraft and specialized contract services for the United States government. Mercury Air Group operates three business segments worldwide: MercFuel, Inc., Maytag Aircraft Corporation and Mercury Air Cargo, Inc. For more information, please visit www.mercuryairgroup.com.

Certain statements contained in this news release, which are not historical facts, are forward looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission. The Company intends these forward-looking statements to speak only as of the time of the news release and does not undertake to update or revise them, as more information becomes available.

Company Contact: Joseph Czyzyk Mercury Air Group, Inc. (310) 827-2737

SOURCE Mercury Air Group, Inc.

Joseph Czyzyk of Mercury Air Group, Inc., +1-310-827-2737

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